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SEC FILE NUMBER
#8-70781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northborne Securities Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

212 Third Avenue North, Suite 500
(No. and Street)

Minneapolis	MN	55401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Nicholson	(612) 877-2007	enicholson@northborne.(
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wipfli LLP
(Name – if individual, state last, first, and middle name)

235 Peachtree St NE, Suite 1800	Atlanta	GA	30303
(Address)	(City)	(State)	(Zip Code)

09/18/2003	344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Eric Nicholson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northborne Securities Partners LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BEKKA J KADRLIK
NOTARY PUBLIC
MINNESOTA
My Commission Expires 01/31/2027

Notary Public

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHBORNE SECURITIES PARTNERS LLC

Financial Statements and Supplemental Schedules

Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

NORTHBORNE SECURITIES PARTNERS LLC

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Northborne Securities Partners LLC

Opinion on the Financial Statements

We have audited the statement of financial condition of Northborne Securities Partners LLC as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year the ended, and the related notes to the financial statements (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northborne Securities Partners LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northborne Securities Partners LLC's management. Our responsibility is to express an opinion on Northborne Securities Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Northborne Securities Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Notes 1 and 4 to the financial statements, the Company's results are not indicative of stand-alone operations as Northborne Partners, LLC pays for certain shared expenses without reimbursement. Our opinion is not modified with respect to this matter.

Auditor's Report on Supplemental Information

The supplemental information (Schedule I - Computation of Net Capital under SEC Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements and Information Related to the Possession of Control Requirements under SEC Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Northborne Securities Partners LLC's financial statements. The supplemental information is the responsibility of Northborne Securities Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I - Computation of Net Capital under SEC Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements and Information Related to the Possession of Control Requirements under SEC Rule 15c3-3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

We have served as Northborne Securities Partners LLC's auditor since 2022.
March 13, 2023
Atlanta, Georgia

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	44,668
Prepaid expenses		4,000
Total assets	$	48,668
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	11
Total liabilities		11
Member's equity		
Northborne Partners, LLC Equity		48,657
Total liabilities and member's equity	$	48,668

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Operations
Year Ended December 31, 2022

Revenue	$	-
Expenses		
Client billable expenses		114
Regulatory fees		9,519
General and administrative expenses		35
Total Expenses		9,668
Net Income (Loss)	$	(9,668)

See accompanying notes to financial statements

6

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

	Member's Equity
Balance at January 1, 2022	$ 11,938
Capital contributions	46,387
Net income (loss)	(9,668)
Balance at December 31, 2022	$ 48,657

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities		
Net income (loss)	$	(9,668)
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:		
Prepaid expenses		(2,050)
Accounts payable		11
Cash used in operating activities		(11,707)
Cash flow from investing financing activities		
Capital contributions		46,387
Cash provided by financing activities		46,387
Net increase in cash		34,680
Cash at beginning of year		9,988
Cash at end of year	$	44,668

See accompanying notes to financial statements

Note 1 – Nature of Business

Northborne Securities Partners LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold or receive customer funds or securities.

The Company's sole member is Northborne Partners, LLC ("Northborne Partners"). Northborne Partners provides office space, personnel, and certain overhead expenses without reimbursement. Therefore, the Company's financial results are not indicative of stand-alone operations.

Note 2 – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A) and private capital financings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Retainers and other fees received from customers prior to the closing date of a transaction are recognized as revenue when earned and billable under the engagement agreement with the customer. As of December 31, 2022, there was no revenue recognized.

Income Taxes

Net earnings are allocated 100% to Northborne Partners. Federal and state income taxes on income are payable by Northborne Partners or its members. Accordingly, no provision has been made for federal and state income taxes.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $44,658, which was $39,658 in excess of its required net capital of $5,000 which is the greater of 6 2/3% of aggregate indebtedness or its minimum dollar requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was .000246 to 1.

Note 4 – Related Party Transactions and Economic Dependency

The Company has an expense sharing agreement with Northborne Partners. The agreement states that the Company has no obligation in any way to repay Northborne Partners. However, the Company estimates its portion of shared expenses through an allocation methodology which is regularly reviewed and updated. During the year ended December 31, 2022, certain identified expenses of Northborne Partners were calculated as allocable to the Company, which was approximately $180,000. These allocable expenses are not accrued in these financial statements since Northborne Partners is not and will not be seeking reimbursement from the Company for these expenses.

Note 5 – Subsequent Events

Management has evaluated subsequent events through March 13, 2023, the date which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

NORTHBORNE SECURITIES PARTNERS LLC

Schedule I

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2022

Net capital computation

Total member's equity	$	48,657
Less nonallowable assets		3,999
Net capital	$	44,658

Aggregate indebtedness

Aggregate indebtedness liabilities	$	11

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	39,658
Percentage of aggregate indebtedness to net capital		0.02%

There are no material differences between the audited computation and the Company's corresponding unaudited FOCUS Report Form X-17A-5 Part IIA.

NORTHBORNE SECURITIES PARTNERS LLC

Schedule II

Computation for Determination of Reserve Requirements and Information Related to the Possession of Control Requirements under SEC Rule 15c3-3

December 31, 2022

The Company is considered a "Non-Covered Firm" and has no reserve requirement or possession or control obligations under SEC Rule 15c3-3 as its business is limited to advisory services related to mergers and acquisitions and private capital financings and operates in reliance on footnote 74 to SEC Release 34-70073.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Northborne Securities Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Northborne Securities Partners LLC did not claim an exemption under 17 C.F.R. § 15c3-3(k) and is relying on Footnote 74 of the SEC Release No. 34-70073 and (2) Northborne Securities Partners LLC stated that it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or it customers, (other than moeny or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where funds are payable to the issuer or its agent and not to Northborne Securities Partners LLC); (2) did not carry accounts of or for customers; and (3) did not carry Proprietary Accounts of Broker-Dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northborne Securities Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northborne Securities Partners LLC's compliance with the identified provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Northborne Securities Partners LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Wipfli LLP

March 13, 2023
Atlanta, Georgia

NORTHBORNE SECURITIES PARTNERS LLC

Exemption Report

Northborne Securities Partners LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) providing advisory services relating to mergers and acquisitions and private capital financings, and

(2) the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northborne Securities Partners LLC

I, Eric Nicholson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Director

March 13, 2023